SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                                PC-EPhone, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                                 Common Shares,
                                $0.001 par value
                    ---------------------------------------
                         (Title of Class of Securities)

                                  693187 10 6
                    ---------------------------------------
                                 (CUSIP Number)

                       Process Control (Holdings) Limited
                          Strawhall Industrial Estate
                                     Carlow
                                    Ireland
                              Attn: Sean G. Whelan
                                353-(0)503-70900
                    ---------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 9, 2002
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Process Control (Holdings) Limited
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
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   3       SEC USE ONLY
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   4       SOURCE OF FUNDS

           WC
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]
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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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            NUMBER OF         7    SOLE VOTING POWER

             SHARES                Approximately 1,251,729
                            ---------------------------------------------------
          BENEFICIALLY        8    SHARED VOTING POWER

            OWNED BY               0
                            ---------------------------------------------------
              EACH            9    SOLE DISPOSITIVE POWER

           REPORTING               Approximately 1,251,729
                            ---------------------------------------------------
            PERSON            10   SHARED DISPOSITIVE POWER

             WITH                  0
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Approximately 1,251,729 shares of Common Stock
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately
           6.87%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

                           STATEMENT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to the Common Shares, $0.001 par value per share (the "Common Stock"), of PC-EPhone, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 5375 Mira Sorrento Place, Suite 290, San Diego, CA 92121.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The name of the person filing this Schedule 13D (the "Reporting Person") is Process Control (Holdings) Limited. The directors of the Reporting Person are Brian Flynn and John Moore (collectively, the "Directors"). The Executive Officers of the Reporting Person are Sean G. Whelan, CEO, and John Dennehy, Chief Operating Officer (collectively, the "Officers").

      (b) The principal office of the Reporting Person is Strawhall Industrial Estate, Carlow, Ireland.

      (c) The principal business of Process Control (Holdings) Limited is the distribution of products and services to the international information-technology and engineering industry. Mr. Whelan's principal occupation is to serve as CEO of the Reporting Person, at the principal office of the Reporting Person. Mr. Dennehy's principal occupation is to serve as COO of the Reporting Person, at the principal office of the Reporting Person. Mr. Flynn's principal occupation is to serve as a Director of the Reporting Person, at the principal office of the Reporting Person. Mr. Moore's principal occupation is to serve as a Director of the Reporting Person, at the principal office of the Reporting Person.

      (d) Neither the Reporting Person nor any Director or Officer has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) Neither the Reporting Person nor any Director or Officer has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person, Director or Officer being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a corporation organized under the laws of the Republic of Ireland. Each Director and Officer is a citizen of the Republic of Ireland.

ITEM 3. SOURCE OF FUNDS.

      The Reporting Person has loaned the Issuer funds in the principal amount of $240,332. If the Issuer defaults on such indebtedness, the Reporting Person may elect to convert such indebtedness into shares of Common Stock at a conversion price of $.192 per share. Accordingly, the Reporting Person may be deemed to be a beneficial owner of approximately 1,251,729 shares of Common Stock, plus any additional shares that may become issuable in respect of accrued but unpaid interest on such indebtedness (collectively, the "Shares"). The working capital of the Reporting Person was the source of the funds for the loan to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

      On April 8, 2002, the Reporting Person entered into a credit agreement and related documentation (together, the "Credit Agreement") with the Issuer, whereby the Reporting Person agreed to make loans to the Issuer in a maximum principal amount not to exceed $480,000. The loans bear interest at the rate of 7% per annum, and are secured by a lien on the assets of the Issuer. If the Issuer defaults on such indebtedness, the Reporting Person may elect to convert the then-outstanding amount of such indebtedness into shares of Common Stock at a conversion price of $.192 per share. Accordingly, the Reporting Person may be deemed to the beneficial owner of shares of Common Stock.

      Prior to May 9, 2002, the aggregate amount of indebtedness under the Credit Agreement would have converted into less than 5% of the issued and outstanding shares of Common Stock. On May 9, 2002, the Reporting Person made a loan to the Issuer under the Credit Agreement which, together with previous loans to the Issuer, have an aggregate principal amount of $240,332. That aggregate principal amount would be convertible into 1,251,729 shares of Common Stock, or approximately 6.87% of the issued and outstanding shares of Common Stock. The actual number of shares issuable upon conversion would include any shares issuable in respect of accrued but unpaid interest on the loans under the Credit Agreement.

      The Reporting Person and the Issuer entered into the Credit Agreement in accordance with the terms of a non-binding letter of intent (the "Heads of Agreement"), dated as of March 27, 2002, by and among the Issuer, the Reporting Person and Whitelite Communications Limited, an Irish corporation and a wholly-owned subsidiary of the Reporting Person. Whitelite Communications Limited is engaged in the business of distribution and servicing in the telecommunications sector. Among other events that would trigger repayment of the indebtedness under the Credit Agreement, such indebtedness will become due and payable 90 days after any party to the Heads of Agreement terminates the Heads of Agreement in writing, or 90 days after the parties execute and deliver definitive documentation regarding the joint venture arrangement described below. Any party to the Heads of Agreement may terminate that letter of intent at any time.

      The Heads of Agreement contemplates that the Issuer and the reporting Person will enter into a joint venture. The Reporting Person would contribute the business of Whitelite Communications Limited to the joint venture, and the Issuer would contribute to the joint venture certain distribution rights that it may obtain. The business of the joint venture would then be operated jointly by the Reporting Person and the Issuer. Initially, the Reporting Person would own 85% of the equity of the joint venture, and the Issuer would own 15% of the equity of the joint venture.

      The Heads of Agreement contemplates that the Issuer would grant the Reporting Person a six-month option to exchange its joint venture shares for shares of Common Stock of the Issuer. If issued, such shares of Common Stock would represent 65% of the fully-diluted shares of Common Stock of the Issuer, after giving effect to the transaction. As a result, if the transactions contemplated by the Heads of Agreement were to be fully consummated on the terms set forth therein, the Reporting Person would become the owner of 65% of the outstanding shares of Common Stock of the Issuer, and Whitelite Communications Limited would become a wholly-owned subsidiary of the Issuer.

      The joint venture transaction contemplated by the Heads of Agreement is subject to the negotiation of definitive documentation satisfactory to all parties. In addition, all parties continue to conduct business and legal due diligence in respect of the proposed transaction. Any party to the Heads of Agreement may terminate that letter of intent at any time. There are no assurances that the joint venture ever will be consummated, or that it will be consummated substantially on the terms set forth in the Heads of Agreement. Furthermore, in the event that the joint venture is consummated, there are no assurances that the Reporting Person will elect to exercise its option to exchange its joint venture shares for shares of Common Stock of the Issuer.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person may be deemed to beneficially own approximately 1,251,729 shares of Common Stock, representing approximately 6.87% of the shares of Common Stock outstanding as of October 31, 2001 (as reported by the Issuer in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001).

      (b) The Reporting Person has sole voting and dispositive power over the shares of Common Stock identified in item 5(a) above that it may be deemed to beneficially own.

      (c) See the discussion in Item 4, above regarding loans made by the Reporting Person under the Credit Agreement within the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See the discussion of the Credit Agreement and Heads of Agreement in Item 4, above.

      In the event that shares of Common Stock become issuable to the Reporting Person, the Reporting Person will have certain registration rights in respect of those shares, under the terms of a Registration Rights Agreement, dated April 8, 2002, between the Issuer and the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 99.1   Form of Heads of Agreement.

 Exhibit 99.2   Form of Credit Agreement

 Exhibit 99.3   Form of Security Agreement

 Exhibit 99.4   Form of Stock Pledge Agreement

 Exhibit 99.5   Form of Convertible Promissory Note

 Exhibit 99.6   Form of Registration Rights Agreement

                                   SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2002


PROCESS CONTROL (HOLDINGS) LIMITED

            *
BY  /S/ JOHN MOORE
NAME:  JOHN MOORE
TITLE:  EXECUTIVE CHAIRMAN